

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**CF/AD5**
**100 F STREET, NE**
**WASHINGTON, D.C. 20549-3561**

DIVISION OF
CORPORATION FINANCE

January 9, 2009

<u>Via Mail and Fax</u>

Libano Miranda Barroso
Chief Financial Officer
TAM S.A.
Avenida Jurandir, 856, Lote 4, 1° andar, CEP 04072-000
São Paulo, SP, Brazil

   **RE: TAM S.A.**
      **Form 20-F for the Year Ended December 31, 2007**
      **File Number: 333-131938**

Dear Mr. Barroso:

  We have reviewed your correspondence dated December 11, 2008 and have the following comments. Where indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may raise further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

<u>Form 20-F for the Year Ended December 31, 2007</u>

<u>Note 29. Summary of the Principal Differences …, page F-47</u>
<u>(h) Loyalty program – incremental cost, page F-55</u>

1. Refer to your response to our prior comment number 5. We note in your response that you have the right to terminate the loyalty program at the balance sheet date as support for your belief that no liability for partially earned awards should be accrued. However, we are not clear as to the practicality of such a measure. In this sense, your loyalty program appears, at minimum, to be a liability that stems from a constructive obligation as described in paragraph 40 of CON 6. As acknowledged in your response, the definition of a liability in CON 6 is based on <u>probable</u> future sacrifices. In this regard, we are still unclear why your liability for the loyalty program would not factor your expectation of the probability of customers with accumulated points below the minimum threshold earning sufficient points to earn an award. Paragraph 3.108 of the AICPA's "Audit and Accounting Guide: Airlines" dated October 1, 2008 ("AAG") states that under the incremental cost method, a liability is recorded for the

incremental cost associated with rewarding those frequent flyer program ("FFP") members <u>expected</u> to redeem mileage credits.  By excluding from your liability all partially earned awards you are, in essence, concluding that it is not probable that any of the excluded points will ultimately be redeemed by members.  Paragraph 3.109 of the AAG states that a key factor in estimating an FFP obligation under the incremental cost method is the estimate of mileage credits that are expected to be redeemed.  Paragraph 3.109 goes on to state that, in practice, that estimate is influenced by a number of factors, including the threshold of mileage credits required before an FFP member can secure an award, and that the rate of redemption will be affected by the ease with which members can accumulate sufficient mileage credits to make a redemption.  Finally, taking into consideration the probability of partially earned awards being fully earned and redeemed would be consistent with your practice of taking into consideration the probability of fully earned awards not being redeemed.  Therefore, to the extent that use of the incremental cost method of accounting for your loyalty program continues to be appropriate (refer to the comment below), we believe your loyalty program liability should also include accrual for partially earned awards that you expect will be redeemed in accordance with the guidance in the AAG.  Please apply such accounting for U.S. GAAP reconciliation purposes on a prospective basis with retrospective application to prior periods presented pursuant to paragraph 7 of FAS 154.

2. Paragraph 3.106 of the AAG states that the incremental cost method is acceptable in only certain circumstances.  For example, it is inappropriate in circumstances in which a significant number of paying passengers are displaced by passengers redeeming awards.  Further, paragraph 3.107 indicates that use of the incremental cost method may be inappropriate if FFP awards are without limitations (such as capacity restrictions or blackout dates).  We note your disclosure on page 26 that your loyalty program imposes no restrictions on flights or the number of seats available when members are redeeming accumulated points.  In this regard, please explain to us why continued application of the incremental cost method for U.S GAAP purposes is appropriate in your circumstances.  In connection with this, please explain to us your experience of the extent that paying passengers are displaced by passengers redeeming awards under the loyalty program, and provide us with any associated analysis that supports your experience.

(k) Maintenance, page F-58

3. You state that for U.S. GAAP purposes, you record maintenance expenses as incurred.  Please specify when maintenance expenses are considered incurred.  For example, for engine maintenance contracts in which amounts payable to the service providers are calculated based on the number of hours flown by the particular aircraft engine, please state whether such expenses are considered incurred during the period the related hours are flown, at the time payments are made, or when the related maintenance activity is actually performed.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,


Lyn Shenk
Branch Chief